UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

Amendment No. 3 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Visiphor Corporation
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
45246M100
(CUSIP Number)
Wayne Smith Suite 1100, 4710 Kingsway Burnaby, British Columbia Canada V5H 4M2 (604) 684-2449
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 30, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Roy Trivett I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

5,158,167

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

5,158,167

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,158,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (43,075,588 common shares of the Issuer were issued and outstanding as of April 20, 2006)
14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS Trivett Holdings Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

4,057,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

4,057,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,057,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (43,075,588 common shares of the Issuer were issued and outstanding as of April 20, 2006)
14		TYPE OF REPORTING PERSON CO

This Amendment No. 3 (the “Amendment”) amends the statement on Schedule 13D filed by Mr. Trivett on May 7, 2004 and amended on December 14, 2004 and February 3, 2005 (the “Statement”).  The Amendment supplements and, to the extent, inconsistent with therewith, amends the information set forth in the Statement.

Item 1.  Security and Issuer.

This Amendment relates to common shares, without par value, of Visiphor Corporation, a corporation formed under the laws of the province of British Columbia, Canada (the “Issuer”), whose principal executive offices are located at Suite 1100, 4710 Kingsway, Burnaby, British Columbia V5H 4M2 Canada.

Item 2.  Identity and Background.

The information previously reported in this Item 2 of the Statement with respect to Mr. Trivett and Trivett Holdings Ltd. (“Trivett Holdings”) is incorporated by reference herein.

Item 3.  Source and Amount of Funds or Other Consideration.

The information previously reported in this Item 3 of the Statement is incorporated by reference herein.

On June 24, 2005, the Issuer granted Mr. Trivett options to acquire 270,000 common shares of the Issuer at an exercise price of Cdn$0.79 of which 180,000 options are exercisable within 60 days of May 4, 2006.  The information contained in Exhibit 11 listed in Item 7 below is hereby incorporated by reference to this Item 3.

On September 12, 2005, Trivett Holdings exercised 500,000 warrants and, and as a result, acquired 500,000 common shares of the Issuer for Cdn$200,000.

On September 15, 2005, Trivett Holdings disposed of 500,000 common shares for Cdn$215,000 on a sale of the TSX Venture Exchange.

On September 19, 2005, Trivett Holdings exercised 150,000 warrants for Cdn$60,000.

On November 14, 2005, Trivett Holdings exercised 500,000 warrants and, and as a result, acquired 500,000 common shares of the Issuer for Cdn$200,000.

On November 25, 2005, Trivett Holdings exercised 250,000 warrants and, and as a result, acquired 250,000 common shares of the Issuer for Cdn$100,000.

On November 28, 2005, Mr. Trivett disposed of 645,500 common shares for Cdn$303,385 and Trivett Holdings disposed of 2,282,000 common shares for Cdn$1,072,540 in a private resale.

On November 29, 2005, in connection with the Issuer closing a private placement of 8,963,034 units (the “Units”), with each Unit consisting of one common share and one-half of one transferable common share purchase warrant, each whole warrant entitling the holder to purchase one common share, Trivett Holdings acquired 3,000,000 Units, or 3,000,000 common shares and 1,500,000 warrants with an exercise price of Cdn$0.50 until November 29, 2006 for Cdn$1,350,000.  The information contained in Exhibit 12 listed in Item 7 below is hereby incorporated by reference to this Item 3.

On November 29, 2005, Trivett Holdings exercised 750,000 warrants and, as a result, acquired 750,000 common shares of the Issuer for Cdn$375,000.

Item 4.  Purpose of Transaction.

The information previously reported in this Item 3 of the Statement is incorporated by reference herein.

Certain of the common shares beneficially owned by Mr. Trivett are subject to stock options that were granted to Mr. Trivett by the Issuer as a result of being an executive officer of the Issuer.  The information contained in the recitals of Exhibit 11 in Item 7 below is hereby incorporated by reference to this Item 4.

The securities acquired and disposed of by Mr. Trivett and Trivett Holdings were acquired and disposed of for investment purposes.  The information contained in Exhibits 12 and 13 in Item 7 below is hereby incorporated by reference to this Item 4.

Item 5.  Interest in Securities of the Issuer.

(i)  (a)

Mr .Trivett is the beneficial owner of 5,158,167 commons shares, or 11.5% of the Issuer’s outstanding commons shares as of April 20, 2006, which includes (i) 540,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within 60 days of  May 4, 2006 at an exercise price of Cdn$0.78 per share; (ii) 126,667 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within 60 days of  May 4, 2006 at an exercise price of Cdn$0.40 per share; (iii) 180,000 common shares issuable pursuant to a stock option granted under the Issuer’s stock option plan that are vested and exercisable within 60 days of  May 4, 2006 at an exercise price of Cdn$0.79 per share; (iv) 750,000 common shares underlying warrants that are exercisable from December 1, 2005 until November 30, 2006 at an exercise price of Cdn$0.50 per share held by Trivett Holdings; (v) 57,000 common shares underlying warrants that are exercisable from January 11, 2006 until January 11, 2007 at an exercise price of Cdn$0.55 per share held by Trivett Holdings; (vi) 3,250,000 common shares held by Trivett Holdings; and (vii) 254,500 common shares held directly.

(b)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote of 5,158,167 common shares.

(ii)

Shared power to vote or to direct the vote of 0 common shares.

(iii)

Sole power to dispose or to direct the disposition of 5,158,167 common shares.

(iv)

Shared power to dispose or to direct the disposition of 0 common shares.

(c)

Mr. Trivett did not effect any transactions in the Issuer’s common shares during the 60 days preceding the date of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

(ii)  (a)

Trivett Holdings is the beneficial owner of 4,057,000 commons shares, or 9.2% of the Issuer’s outstanding commons shares as of April 20, 2006, which includes (i) 750,000 common shares underlying warrants that are exercisable from December 1, 2005 until November 30, 2006 at an exercise price of Cdn$0.50 per share held by Trivett Holdings; (ii) 57,000 common shares underlying warrants that are exercisable from January 11, 2006 until January 11, 2007 at an exercise price of Cdn$0.55 per share held by Trivett Holdings; and (iii) 3,250,000 common shares held by Trivett Holdings.

(b)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote of 4,057,000 common shares.

(ii)

Shared power to vote or to direct the vote of 0 common shares.

(iii)

Sole power to dispose or to direct the disposition of 4,057,000 common shares.

(iv)

Shared power to dispose or to direct the disposition of 0 common shares.

(c)

Except as described in Item 3 above, Trivett Holdings did not effect any transactions in the Issuer’s common shares during the 60 days preceding the date of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously reported in this Item 6 of the Statement is incorporated by reference.

The information contained Exhibits 11-13 in Item 7 below is hereby incorporated by reference to this Item 6.

Item 7.  Material to be Filed as Exhibits.

The information previously reported in this Item of the Statement with respect to material to be filed as exhibits is incorporated by reference herein.

1.

Agreement of Joint Filing

2.

Stock Option Agreement dated June 24, 2005 between Issuer and Mr.Trivett

3.

Subscription Agreement dated as of  November 29, 2005 between the Issuer and Trivett Holdings

4.

Fidelity Canadian Growth dated Dec 14, 2005

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

 May 8, 2006

/s/ Roy Trivett__________________________ Roy Trivett

TRIVETT HOLDINGS LTD. /s/ “Roy Trivett”____________________ Roy Trivett, President

Exhibit 1

AGREEMENT OF JOINT FILING

VISIPHOR CORPORATION.

COMMON SHARES

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended,  the undersigned  hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement  on Schedule  13D, and any and all amendments thereto,  with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

     IN WITNESS  WHEREOF,  the undersigned  hereby execute this Agreement as of May 8, 2006.

/s/ “Roy Trivett” Roy Trivett

TRIVETT HOLDINGS LTD. /s/ “Roy Trivett” Roy Trivett, President

Exhibit 2

STOCK OPTION AGREEMENT

THIS AGREEMENT is made as of June 24, 2005
BETWEEN:

VISIPHOR CORPORATION, a body corporate having an office at 1100 – 4710 Kingsway, Burnaby, British Columbia, V5H 4M2

(the "Company")

OF THE FIRST PART

AND: **TRIVETT, Roy**, at 2683 Country Woods Drive, Surrey, British Columbia, V3S OE6

(the "Optionee")

OF THE SECOND PART

WHEREAS:

A. The Optionee is a Officer of the Company or an affiliate or subsidiary of the Company;

B. The Company wishes to grant the Optionee an option to purchase common shares in the capital of the Company;

C. The Company's shares are listed and posted for trading on the Canadian Venture Exchange;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the sum of $1.00 given by the Optionee to the Company (the receipt of which is hereby acknowledged by the Company) the parties hereto agree as follows:

1. The Company hereby grants the Optionee an option to purchase up to a total of 270,000 common shares in its capital (the "Option") at a price of $0.79 per share exercisable for a term of THREE (3) years expiring June 24, 2008 (the "Expiry Date"). Subject to paragraphs 2 and 5 hereof, the Option shall vest and be cumulatively exercisable in installments as follows:

   (a) up to 90,000 common shares may be purchased on June 24, 2005 or before June 24, 2006

   (b) from and after June 24, 2006, up to and including June 24, 2007, an additional 90,000 common shares may be purchased; and

2

(c) from and after June 24, 2007, an additional 90,000 common shares may be purchased.

If during any year of the term of the Option the maximum number of shares which the Optionee is entitled to purchase is not purchased, the excess shall be added to the maximum number of Shares which the Optionee is entitled to purchase in subsequent years not exceeding the number of shares as to which the Option could have been exercised but was not exercised during the preceding year.

If the Board of Directors of the Company determines that it is desirable to alter the vesting provisions set out in paragraph 1, it may alter the vesting of the Option in such manner as it determines, provided that:

(a) such alteration is not adverse to the interest of the Optionee;

(b) the Option will not be exercisable after the Expiry Date; and

(c) any required regulatory approvals shall be obtained to such alteration prior thereto.

2. In addition to any resale restrictions under applicable legislation, all options granted hereunder and all Shares issued on the exercise of such options will be subject to a four month Exchange hold period from the date the options are granted, and the Shares will bear the following legend:

> "Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Canadian Venture Exchange or other wise in Canada or to or for the benefit of a Canadian resident until October 24, 2005."

3. The Company represents that the Optionee is an employee issued under the Securities Act (British Columbia) to the Company or an affiliate or subsidiary of the Company.

4. In order to exercise the Option, the Optionee shall, before 5:00 p.m. on the Expiry Date, give notice to the Company of the Optionee's intention to exercise the Option in whole or in part, as the case may be and otherwise in accordance with the terms set out in paragraph 1 hereof, such notice to be accompanied by cash, bank draft, money order or certified cheque, payable to the Company, in the appropriate amount.

3

5. If the Optionee:

   (a) dies prior to the expiration of the Option, the Optionee's legal representatives may, within one year from the Optionee's death and prior to the expiry of the Option, exercise that portion of the Option which remains outstanding after which time the Option shall terminate; or

   (b) ceases to act as a director, officer or employee of the Company or of its wholly-owned subsidiary or as an employee of a company providing management services to the Company, as the case may be, for any reason other than the Optionee's death, the Option shall terminate 30 days after the date of such cessation.

6. If the issued and outstanding common shares in the capital of the Company are at any time changed by subdivision, consolidation, re-division, reduction in capital, reclassification or recapitalization (such changes are herein called collectively "Capital Alterations"), not including any issuance of additional shares for consideration, the number and class of shares in respect of which the Option is granted shall be adjusted in such a manner as to parallel the change created by the Capital Alterations in the class and total number of the issued and outstanding common shares so that upon exercise of the Option, the Optionee will receive those securities which he would have received upon implementation of the Capital Alteration if the Option had been exercised prior to such time.

7. The Option granted is personal to the Optionee and may not be assigned or transferred in whole or in part.

8. This Agreement constitutes and expresses the whole agreement of the parties with reference to the appointment of the Optionee and with reference to any of the matters or things herein discussed or mentioned with reference to such appointment, all promises, representations and understandings relative thereto being merged herein.

9. Any amendment to this Agreement shall be subject to the approval of the shareholders of the Company if the Optionee was an insider of the Company, as that term is used in the Securities Act (British Columbia), at the time of granting the Option or is an insider of the Company at the time of the amendment.

10. This Agreement shall be construed and enforced in accordance with the laws of British Columbia.

11. This Agreement shall be subject to the approval of all securities regulatory authorities having jurisdiction.

4

12. The Optionee acknowledges that any shares issued on the exercise of the stock options granted herein will be subject to a four-month hold period from the date of the Option Agreement.

13. This Agreement shall enure to the benefit of and be binding upon the Company, its successors and assigns and the Optionee and their legal personal representatives to the extent provided in paragraph 5.

14. This Agreement may be signed by facsimile and in counterparts each of which shall be deemed to be an original and such counterparts together shall form one and the same agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

VISIPHOR CORPORATION

Per: ______________________________
Authorized Signatory

Per: ______________________________
Authorized Signatory

Signed, Sealed and Delivered by _____
__________ in the presence of:

____
Witness (Signature)

____
Name (Please print)

____
Address

____
City, Province

____
TRIVETT, Roy

Exhibit 3

5

EXHIBIT A

Notice of Election to Exercise

This Notice of Election to Exercise shall constitute proper notice pursuant to Section 4.09 of the Visiphor Corporation. 2005 Stock Option Plan (the "Plan") and Section 1 of that certain Stock Option Agreement (the "Agreement") dated as of the June 24, 2005 between Visiphor Corporation. (the "Company") and the undersigned.

The undersigned hereby elects to exercise Optionee's option to purchase __________ shares of the common stock of the Company at a price of $0.79 per share, for aggregate consideration of $______, on the terms and conditions set forth in the Agreement and the Plan. Such aggregate consideration, in the form specified in Section 8 of the Agreement, accompanies this notice.

The undersigned has executed this Notice this ____ day of __________, 20__.

____
Signature
TRIVETT, Roy
____
Name (typed or printed)

NOV-24-2005 08:24 From:VISIPHOR 604 6842881 To:LMLS P.1/3

November 17, 2005

To: The Subscribers of Subscription Receipts of Visiphor Corporation (the "Issuer")

From: Blackmont Capital Inc. and Canaccord Capital Corporation (the "Agents")

Re: Amendment to the Terms of the Offering of Subscription Receipts

Subsequent to the delivery of the Issuer's Subscription Agreement dated for reference October 6, 2005, the Issuer and Agents agreed that the price per Subscription Receipt would be decreased from $0.50 to $0.45. In addition, the exercise price of the underlying warrants is amended from $0.60 and $0.75 for the first and second year after the date of issuance, respectively, to $0.50 for a period of one year after the date of issuance. The exercise price of the Agents' Options has been decreased to the Subscription Receipt price and the underlying Agents' Warrants will have the same terms as the warrants underlying the Subscription Receipts. The maximum offering has also been increased from $5,500,000 to $5,500,125.

Please confirm your acceptance of the above by completing and signing below.

Yours truly,

BLACKMONT CAPITAL INC.

"Blackmont Capital"

____

CANACCORD CAPITAL CORPORATION

'Canaccord Capital"

____

The undersigned acknowledges and confirms the above-noted changes to the Subscription Agreement.

AGREED TO AND ACCEPTED this 21 day of November, 2005.

[signature]
Name of Subscriber

Number of Subscription Receipts to be purchased at $0.45 — 3,000,000

Total Subscription Funds for Subscription Receipts $ 1,350,000

1077097.1

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SUBSCRIPTION AMOUNTS

No. of Subscription Receipts to be purchased at ~~$0.50~~ 0.45 each 3,000,000

Total Subscription Funds for Subscription Receipts $ 1,350,000

REGISTRATION AND DELIVERY (Complete Box A. For Broker registration, ALSO complete Box B):

BOX A: SUBSCRIBER INFORMATION AND SIGNATURE

TRIVETT HOLDINGS LTD.
(name of subscriber)

2683 COUNTRYWOODS DRIVE, SURREY, BC V3S 0E6
(address – include city, province and postal code)

ROY TRIVETT (604) 684-2449
(contact name and telephone number)

roy.trivett@visiphor.com
(contact email address)

x [signature]
(signature of subscriber/authorized signatory)

ROY TRIVETT, PRESIDENT
(if applicable, print name of signatory and office)

BOX B: FOR REGISTRATION THROUGH BROKER OR TRUSTEE

3,000,000 COMMON SHARES AND **750,000** Warrants registered in the name of:	**750,000** Warrants registered in the name of:
Trivett Holdings Ltd. 2683 Countrywoods Drive Surrey, BC V3S 0E6	Fidelity Canadian Growth Fund 82 Devonshire Street ZM2 Boston, Massachusetts USA 02109

If the Subscriber is acting as agent and registered holder for a principal and is not a trust company or portfolio manager acting as trustee or agent for fully managed accounts: (name of principal) (address of principal - line 1) (address of principal - line 2)	**If the securities subscribed for are to be delivered to an address other than that provided in Box A or Box B above:** 3,000,000 Common shares and ~~75,000~~ 750,000 Warrants registered in the name of Trivett Holdings Ltd. delivered to: **Nesbitt Burns** **885 W. Georgia, Suite 1800** **Vancouver, BC V6C 3E8** **Attn: Jennifer Tong** 750,000 Warrants registered in the name of Fidelity Canadian Growth Fund delivered to: **Fidelity Investments Inc.** **82 Devonshire Street ZM2** **Boston, Massachusetts** **USA 02109**

Execution by the Subscriber in Box A hereof shall constitute an irrevocable offer and agreement by the Subscriber to subscribe for the securities described herein on the terms and conditions herein set out. The Issuer shall be entitled to rely on the delivery of a facsimile copy of this subscription, and acceptance by the Issuer of such facsimile subscription shall be legally effective to create a valid and binding agreement between the Subscriber and the Issuer in accordance with the terms and conditions hereof.

ACCEPTANCE

This subscription is accepted and agreed to by the Issuer as of the 29 day of NOVEMBER 2005.

VISIPHOR CORPORATION

Per: [signature]
Authorized Signatory

A/031163297/36833.10

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SUBSCRIPTION AMOUNTS

No. of Subscription Receipts to be purchased at $0.~~50~~ 45 each 3,000,000

Total Subscription Funds for Subscription Receipts $ 1,350,000

REGISTRATION AND DELIVERY (Complete **Box A**. For Broker registration, ALSO complete **Box B**):

BOX A: SUBSCRIBER INFORMATION AND SIGNATURE

TRIVETT HOLDINGS LTD.
(name of subscriber)

2683 Countrywoods Drive Surrey, BC V3S 0E6
(address – include city, province and postal code)

ROY TRIVETT 604 684-2449
(contact name and telephone number)

x [signature]
(signature of subscriber/authorized signatory)

roy.trivett@visiphor.com
(contact email address)

ROY TRIVETT, PRESIDENT
(if applicable, print name of signatory and office)

BOX B: FOR REGISTRATION THROUGH BROKER OR TRUSTEE

______ in trust for ______
(name of registered holder) (name of beneficial holder)

(address of registered holder – include city, province and postal code)

(registered holder: contact name and phone number)

(registered holder: contact email address)

If the Subscriber is acting as agent and registered holder for a principal and is not a trust company or portfolio manager acting as trustee or agent for fully managed accounts:	If the securities subscribed for are to be delivered to an address other than that provided in Box A or Box B above:
(name of principal)	NESBITT BURNS (name of addressee)
(address of principal - line 1)	885 W. Georgia, Suite 1800 (address line 1)
(address of principal - line 2)	VANCOUVER, BC. V6C 3E8 (address line 2) Attn: Jennifer Tang

Execution by the Subscriber in Box A hereof shall constitute an irrevocable offer and agreement by the Subscriber to subscribe for the securities described herein on the terms and conditions herein set out. The Issuer shall be entitled to rely on the delivery of a facsimile copy of this subscription, and acceptance by the Issuer of such facsimile subscription shall be legally effective to create a valid and binding agreement between the Subscriber and the Issuer in accordance with the terms and conditions hereof.

ACCEPTANCE

This subscription is accepted and agreed to by the Issuer as of the ____ day of ____________, 2005.

VISIPHOR CORPORATION

Per: ______________________
Authorized Signatory

A/031163297/36833.10

NOV-28-2005 10:35 From:VISIPHOR 604 6842881 To:LMLS P.1/1

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INFORMATION REGARDING THE SUBSCRIBER

Please check the appropriate box (and complete the required information, if applicable) in each section:

1. **Security Holdings.** The Subscriber and all persons acting jointly and in concert with the Subscriber own, directly or indirectly, or exercises control or direction over (provide additional detail as applicable):

   ☑ 2,589,000 common shares of the Issuer and/or the following other kinds of shares and convertible securities (including but not limited to convertible debt, warrants and options) entitling the Subscriber to acquire additional common shares or other kinds of shares of the Issuer:
   as of Nov 17/2005 TRIVETT HOLDINGS - 307,000 Warrants 2,282,000 common shares
   As of Nov. 28/05 - 57,000 Warrants & 2,532,000 common shares
   PS.

   ☐ No shares of the Issuer or securities convertible into shares of the Issuer.

2. **Insider Status.** The Subscriber either:

   ☑ Is an "Insider" of the Issuer as defined in the Policies of the TSX Venture Exchange (the "**Exchange**"), by virtue of being:

   (a) a director or senior officer of the Issuer;

   (b) a director or senior officer of a company that is an Insider or subsidiary of the Issuer;

   (c) a person that beneficially owns or controls, directly or indirectly, voting shares of the Issuer carrying more than 10% of the voting rights attached to all the Issuer's outstanding voting shares;

   (d) the Issuer itself if it holds any of its own securities.

   ☐ Is not an Insider of the Issuer.

3. **Pro Group Status.** The Subscriber either:

   ☐ Is a Member of the "Pro Group", which is defined in the Rules of the Exchange as either individually or as a group:

   1. the member (i.e. a member of the TSX Venture Exchange under the Exchange requirements);
   2. employees of the member;
   3. partners, officers and directors of the member;
   4. affiliates of the member; and
   5. associates of any parties referred to in subparagraphs 1 through 4;

   ☑ Is not a member of the Pro Group.

4. **Corporate Placee Form.** The Subscriber is not an individual and either:

   ☑ has a current Corporate Placee Registration Form on file with the TSX Venture Exchange; or

   ☐ has completed and returned with this Subscription a duly executed Corporate Placee Registration Form (Form 1 to this Agreement).

A/031163297/36833.10

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INFORMATION REGARDING THE SUBSCRIBER

Please check the appropriate box (and complete the required information, if applicable) in each section:

1. **Security Holdings.** The Subscriber and all persons acting jointly and in concert with the Subscriber own, directly or indirectly, or exercises control or direction over (provide additional detail as applicable):

   ☐ ________________ common shares of the Issuer and/or the following other kinds of shares and convertible securities (including but not limited to convertible debt, warrants and options) entitling the Subscriber to acquire additional common shares or other kinds of shares of the Issuer:

   ____

   ____

   ____

   ☐ No shares of the Issuer or securities convertible into shares of the Issuer.

2. **Insider Status.** The Subscriber either:

   ☑ Is an "Insider" of the Issuer as defined in the Policies of the TSX Venture Exchange (the "**Exchange**"), by virtue of being:

   (a) a director or senior officer of the Issuer;

   (b) a director or senior officer of a company that is an Insider or subsidiary of the Issuer;

   (c) a person that beneficially owns or controls, directly or indirectly, voting shares of the Issuer carrying more than 10% of the voting rights attached to all the Issuer's outstanding voting shares;

   (d) the Issuer itself if it holds any of its own securities.

   ☐ Is not an Insider of the Issuer.

3. **Pro Group Status.** The Subscriber either:

   ☐ Is a Member of the "Pro Group", which is defined in the Rules of the Exchange as either individually or as a group:

   1. the member (i.e. a member of the TSX Venture Exchange under the Exchange requirements);
   2. employees of the member;
   3. partners, officers and directors of the member;
   4. affiliates of the member; and
   5. associates of any parties referred to in subparagraphs 1 through 4;

   ☑ Is not a member of the Pro Group.

4. **Corporate Placee Form.** The Subscriber is not an individual and either:

   ☑ has a current Corporate Placee Registration Form on file with the TSX Venture Exchange; or

   ☐ has completed and returned with this Subscription a duly executed Corporate Placee Registration Form (Form 1 to this Agreement).

A/031163297/36833.10

FORM 2

CONFIRMATION OF ELIGIBILITY

All Subscribers need to complete this Certificate.

The undersigned (the "**Subscriber**") hereby confirms and certifies to Visiphor Corporation (the "**Issuer**"), Blackmont Capital Inc. and Canaccord Capital Corporation as of the date hereof and as of the Closing Date that the Subscriber is purchasing the Subscription Receipts as principal, that the Subscriber is resident in the jurisdiction set out on the execution page hereof, and that: **[check appropriate boxes]**

Category 1: $150,000 Subscriber

☐ The Subscriber will have an aggregate acquisition cost of purchasing the Subscription Receipts of not less than $150,000.

Category 2: Accredited Investors

The Subscriber is an "accredited investor" as defined in Section 1.1 of National Instrument 45-106, *National Prospectus and Registration Exemptions*, by virtue of being:

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada);

☐ (c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐ (d) a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the *Securities Act* (Ontario) or the *Securities Act* (Newfoundland and Labrador);

☐ (e) an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada or a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) a national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or an agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☒ (j) an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

☐ (k) an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐ (l) an individual who, either alone or with a spouse, has net assets of at least $5,000,000;

A/031163297/36833.10

Form 2 Confirmation of Eligibility
- 4 -

"**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary; and

"**voting security**" means any security which:

(a) is not a debt security; and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Category 3: Offering Memorandum [Not available to residents of Ontario or Quebec]

☐ The Subscriber does not meet any of the criteria set out in Categories 1 through 2 herein, but the Subscriber has received a copy of the Offering Memorandum of the Issuer prior to its execution of the subscription agreement for the Subscription Receipts. **Please turn to and complete two copies of Form 2A attached hereto.**

Furthermore, if such a Subscriber is resident in Alberta, Saskatchewan or Manitoba and is subscribing for more than $10,000 in Subscription Receipts, it must turn to and complete **Form 2B attached hereto.**

Category 4: Non-North American Subscribers

☐ The Subscriber does not meet any of the criteria set out in Categories 1 through 3 herein, but the Subscriber is resident of a jurisdiction other than Canada or the United States.

General Instruction

In addition, the categories listed herein contain certain other specifically defined terms. If you are unsure as to the meanings of these terms, or as to the applicability of any category above, please contact your broker or legal advisor before completing this Certificate.

EXECUTED by the Subscriber at BURNABY, BC, this 17th day of NOV., 2005.

If a corporation, partnership or other entity:

[signature]
Signature of Authorized Signatory

ROY TRIVETT - PRESIDENT
Name and Position of Signatory

TRIVETT HOLDINGS LTD
Name of Purchasing Entity

BC.
Jurisdiction of Residence

If an individual:

Signature

Print Name

Jurisdiction of Residence

A/031163297/36833.10

FORM 2A

Each Subscriber relying on the "Offering Memorandum" exemption contained in Section 2.9 of National Instrument 45-106 is required to complete and execute the following acknowledgment.

FORM 45-106F4

RISK ACKNOWLEDGMENT

I acknowledge that this is a risky investment:

- I am investing entirely at my own risk.
- No securities regulatory authority has evaluated or endorsed the merits of these securities or the disclosure in the offering memorandum.
- I will not be able to sell these securities except in very limited circumstances.
- I will not be able to sell these securities for 4 months.
- I could lose all the money I invest.

I am investing $1,350,000 [total consideration] in total; this includes any amount I am obliged to pay in future. Visiphor Corporation will pay 7% of this amount to Blackmont Capital Inc. or Canaccord Capital Corporation as a fee or commission.

I acknowledge that this is a risky investment and that I could lose all the money I invest.

Nov 17, 2005
Date

[signature]
Signature of Subscriber

ROY TRIVETT
Print Name of Subscriber

SIGN 2 COPIES OF THIS DOCUMENT. KEEP ONE COPY FOR YOUR RECORDS

WARNING

You have 2 business days to cancel your purchase.

To do so, send a notice to Visiphor Corporation stating that you want to cancel your purchase. You must send the notice before midnight on the 2nd business day after you sign the agreement to purchase the securities. You can send the notice by fax or email or deliver it in person to Visiphor Corporation at its business address. Keep a copy of the notice for your records.

Issuer and Address: Visiphor Corporation
Suite 1100, 4710 Kingsway
Burnaby, British Columbia
V5H 4M2

Attention: Wayne Smith, CFO

Facsimile Number: (604) 684-9314
Email: wayne.smith@visiphor.com

PLEASE REVIEW THE INFORMATION ON PAGE 2 OF THIS RISK ACKNOWLEDGMENT

A/031163297/36833.10

Exhibit 4

December 14, 2005

BY ELECTRONIC MAIL
alan.radlow@fmr.com

Fidelity Canadian Growth Fund
483 Bay Street, Suite 200
Toronto, Ontario
M5G 2N7

Attention: Alan Radlo

Dear Sirs:

Transfer of 2,927,500 common shares and warrants to purchase 750,000 common shares in Visiphor Corporation (the "Corporation") to Fidelity Canadian Growth Fund ("Fidelity")

Each of Trivett Holdings Ltd. ("Trivett Holdings") and Roy Trivett ("Trivett") agree to transfer 2,282,000 free-trading common shares in the Corporation and 645,500 free-trading common shares in the Corporation, respectively, for an aggregate of 2,927,500 common shares, to Fidelity for $0.47 per common share for an aggregate consideration of $1,375,925. Such transfers were made effective November 28, 2005.

In addition, Trivett Holdings agrees to transfer to Fidelity for the consideration of $1.00, receipt and sufficiency of which is hereby acknowledged by Trivett Holdings, warrants to purchase 750,000 common shares in the Corporation (the "Warrants"). Each Warrant entitles the holder thereof to purchase one additional common share in the Corporation on or before November 29, 2006, for a price of $0.50 per share. The Warrants were acquired pursuant to the offering of up to 12,222,500 subscription receipts in the Corporation which closed on November 29, 2005. Trivett Holdings transferred the Warrants to Fidelity upon Fidelity's representation that it is an "accredited investor" as that term is defined in National Instrument 45-106. The Warrants are legended with a hold period expiring March 30, 2006.

Please confirm and acknowledge the contents of this letter by executing below and faxing a copy to the attention of Roy Trivett at (604) 684-2881 at your earliest convenience.

Yours truly,

TRIVETT HOLDINGS LTD.

Per: ______________________
Authorized Signatory

____
ROY TRIVETT

The undersigned, an authorized signatory of Fidelity Canadian Growth Fund, confirms and acknowledges the content of this letter this _____ day of ___________, 200____.

Per: ______________________
Authorized Signatory

1091121.1